SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ALON USA ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

020520102

(CUSIP Number)

Jacques Zimmerman, Corporate Secretary
4 Hachoresh Street,
Yehud, Israel 56470
Telephone: +972-3-539-3586

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 020520102
1.	NAMES OF REPORTING PERSONS Africa-Israel Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,582,863 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,582,863 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,582,863 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.05%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Includes up to a maximum of 3,675,539 shares of Common Stock of the Issuer issuable upon exercise of an option that was granted to the Reporting Person by Alon Israel Oil Company, Ltd., which is exercisable within 60 days of the date hereof. See Item 5.

Item 1.  Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) filed by Africa-Israel Investments Ltd., a limited company organized under the laws of the State of Israel (“Africa Israel” or the “Reporting Person”) on October 1, 2009, as amended by Amendment No. 1 filed on March 1, 2010 (“Amendment No. 1”), relates to the common stock, par value $0.01 per share (“Common Stock”) of Alon USA Energy, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251. This Amendment No. 2 amends and supplements the Statement, as previously amended by Amendment No. 1.  Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement and in Amendment No. 1.

This Amendment No. 2 is being filed by the Reporting Person in order to report its having sold, during the period spanning from May 4 to May 18, 2011, an aggregate of 746,091 shares of Common Stock pursuant to a Standby Equity Distribution Agreement (the “Distribution Agreement”), dated April 18, 2011, by and between the Reporting Person and YA Global Master SPV Ltd. (“YA Global”) that provides for the sale of up to 2,579,774 shares of Common Stock (the “Distribution Shares”) by the Reporting Person to YA Global.  Under the Distribution Agreement, the Reporting Person has the right to (but is under no obligation to) sell Distribution Shares to YA Global, and YA Global is committed to purchase Distribution Shares, for a total purchase price of up to $30 million over a period of six months, which may be extended by the Reporting Person for an additional six months.  Please see Item 6 of this Amendment No.2 for a further description of the Distribution Agreement.

Item 2.  Identity and Background.

The information set forth in Item 2 of the Statement (including in Appendix A to the Statement, which was incorporated by reference in such Item 2) is incorporated by reference in this Item 2.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Statement is incorporated by reference in this Item 4.  In addition, the Reporting Person currently intends to dispose of additional shares of Common Stock pursuant to the Distribution Agreement (the terms and conditions of which, as set forth in Item 6 of this Amendment No. 2, are incorporated by reference in this Item 4).

Except as otherwise described above in this Item 4 (including in Item 4 of the Statement, as incorporated by reference herein), as of the filing of this Amendment No. 2, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional shares of Common Stock, or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s certificate of incorporation or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Common Stock to be delisted from the New York Stock Exchange (or any other national securities exchange on which the Common Stock may be listed in the future); (h) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 2 are made on the basis of 55,576,822 shares of Common Stock that the Reporting Person believes to be outstanding, based on such number of shares of Common Stock reported by the Issuer to be outstanding on May 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

(a)           (i) The Reporting Person may be deemed to beneficially own up to 5,582,863 shares of Common Stock of the Issuer, consisting of the remaining 1,907,324 Shares acquired by it pursuant to the Share Exchange Agreement and the 3,675,539 Option Shares issuable to it upon the mandatory exercise of the Option, which, in the aggregate, represent approximately 10.05% of the issued and outstanding share capital of the Issuer.  The Option will be exercised mandatorily upon the Mandatory Exercise Date (July 1, 2011), which is within 60 days of the date of filing of this Amendment No. 2; therefore, all Option Shares are deemed to be beneficially owned by the Reporting Person.

The shares deemed to beneficially owned by the Reporting Person do not include the 46,523,516 shares of Common Stock (representing approximately 76.56% of the issued and outstanding shares of Common Stock) beneficially owned by Alon Israel (as reported by Alon Israel in Amendment No. 6 to its Schedule 13D, filed with the SEC on May 6, 2011, with respect to its ownership of Common Stock of the Issuer) concerning which Alon Israel has agreed to vote in favor of the election of (or removal of, as appropriate) the Reporting Person’s nominee to the Board (as described in Item 4 of the Statement), which agreement is conditioned upon the Reporting Person’s continuing to hold at least 5% of the issued and outstanding shares of Common Stock and which agreement may be terminated unilaterally by the Reporting Person at any time.  As of the filing of this Amendment No. 2, the Reporting Person does not have a nominee who serves on the Board of the Issuer.

The Reporting Person possesses sole power to vote or direct the vote of all of the remaining Shares (and, upon exercise of the Option, the Option Shares) that it beneficially owns.  Due to the right of first offer provided by the Reporting Person to Alon Israel under the Share Exchange Agreement for future transfers of shares of Common Stock by the Reporting Person (as described in greater detail in Item 6 of the Statement), the Reporting Person may be deemed to share, with Alon Israel, the power to direct the disposition of the Shares and Option Shares that it beneficially owns.  As described in greater detail in Item 6 of the Statement, that right of first offer only applies to the extent that the Reporting Person sells 4% or more of the issued and outstanding share capital of the Issuer in a period of 14 days or less; therefore, it will not apply to the Reporting Person’s sale of Distribution Shares pursuant to the Distribution Agreement with YA Global unless that level of sales is surpassed.

(ii) None of the Controlling Persons (with the exception of Lev Leviev, the controlling shareholder of the Reporting Person) possesses beneficial ownership with respect to any of the shares of Common Stock beneficially owned by the Reporting Person.  Mr. Lev Leviev, as controlling shareholder of the Reporting Person, may be deemed to share beneficial ownership (both shared power to vote or direct the vote, and shared power to dispose of, and to direct the disposition of) of all of the Shares (and, upon mandatory exercise of the Option, the Option Shares) that are beneficially owned by the Reporting Person.  Mr. Leviev disclaims beneficial ownership of all of such Shares and Option Shares, except to the extent of his pecuniary interest therein.

Except as described above in this Item 5, paragraph (a), neither the Reporting Person nor any Controlling Person possesses any beneficial ownership in any shares of the Issuer’s Common Stock.

(b)           The Reporting Person possesses sole power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Shares and Option Shares as described in paragraph (a) above.  The Controlling Persons may be deemed to possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Shares only to the extent described in paragraph (a) above.

(c)           Other than the Reporting Person’s sale of Distribution Shares to YA Global (as described in Item 1 above) pursuant to the Distribution Agreement, no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person or by any Controlling Person.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of each of the Statement and Amendment No. 1 is incorporated by reference in this Item 6.

In addition, as noted in Item 1 of this Amendment No. 2, the Reporting Person has entered into the Distribution Agreement, dated April 18, 2011, with YA Global.  In accordance with the terms of the Distribution Agreement, the Reporting Person may, but is under no obligation to, offer and sell the Distribution Shares at any time and from time to time to YA Global.  YA Global is committed to purchase the Distribution Shares, for a total purchase price of up to $30 million over a period of six months, which may be extended by the Reporting Person for an additional six months.  If it desires to sell Distribution Shares, the Reporting Person must provide advance notice to YA Global, which, in turn, is obligated to purchase those Distribution Shares at a purchase price that is based upon a daily dollar volume weighted averaged price for the Common Stock on the New York Stock Exchange.  YA Global receives a discount equal to 1.5% of the lowest daily dollar volume weighted averaged price of the Common Stock during the five trading day pricing period following the date on which the Reporting Person delivers an advance notice of sale to YA Global.

Furthermore, as previously reported in Amendment No. 1, on December 23, 2009, the Registration Statement (on Form S-1) filed by the Issuer pursuant to the Registration Rights Agreement became effective, thereby enabling the Reporting Person to dispose of shares of Common Stock (and, upon exercise of the Option, Option Shares) in accordance with the Plan of Distribution thereunder.  On March 22, 2011 the Issuer filed a post-effective amendment to the Registration Statement, converting it into a registration statement on Form S-3, which post-effective amendment became effective on March 31, 2011.  The Reporting Person’s sales of Distribution Shares pursuant to the Distribution Agreement have been, and will be, effected pursuant to the Registration Statement, as so amended, and in accordance with the “Plan of Distribution” described therein.  The registration rights provisions of the Share Exchange Agreement, as set forth in Appendix F to the copy of such agreement annexed to the Statement as Exhibit 1, are incorporated by reference in this Item 6.

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1— Agreement (the “Share Exchange Agreement”), dated as of September 17, 2009, by and between the Reporting Person (as successor to Africa-Israel Trade), on the one hand, and Alon Israel, on the other hand (incorporated by reference to Exhibit 1 to the Statement)

Exhibit 2— Standby Equity Distribution Agreement, dated April 18, 2011, by and between Africa-Israel Investments Ltd. and YA Global Master SPV Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFRICA-ISRAEL INVESTMENTS LTD.

By:	/s/ Izzy Cohen
Name: Izzy Cohen
Title: Chief Executive Officer

By:	/s/ Menashe Sagiv
Name: Menashe Sagiv
Title: Chief Financial Officer

Dated: May 19, 2011